Exhibit 99.1

March 30, 2025

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Results of Postal Ballot by remote e-voting process and Proceedings of the meeting

Further to our letter dated February 28, 2025, please find enclosed the Scrutinizer’s Report along with proceedings of the meeting held by way of postal ballot through remote e-voting process for the following special resolutions:

a) Re-appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director on the Board of Wipro Limited (the “Company”); and

b) Approval for migration of shares allocated for the restricted stock units under the Wipro Employee Restricted Stock Unit Plan 2005 and Wipro Employee Restricted Stock Unit Plan 2007 to the ADS Restricted Stock Unit Plan 2004; and

c) Approval for extension of benefits under the ADS Restricted Stock Unit Plan 2004 to the eligible employees of Wipro Limited group companies, including its subsidiaries and associate companies.

The aforesaid resolutions has been passed by shareholders through postal ballot by remote e-voting process with requisite majority.

Thanking You.

For Wipro Limited

M Sanaulla Khan

Company Secretary

SCRUTINIZER’S REPORT

[Pursuant to Section 110 of the Companies Act, 2013 read with Rule 22 of the

Companies (Management and Administration) Rules, 2014]

To,

The Chairman,

Wipro Limited

Doddakannelli,

Sarjapur Road,

Bengaluru - 560035

Sir,

1.	The Board of Directors of the Company at its meeting held on February 26, 2025, appointed me as a Scrutinizer for scrutinizing the postal ballot voting including e-voting process.

2.	I submit my report as under:

As per General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021, 03/2022 dated May 05, 2022, 11/2022 dated December 28, 2022, 09/2023 dated September 25, 2023 and 09/2024 dated September 19, 2024 in relation to “Clarification on passing of ordinary and special resolutions by Companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by COVID—19” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”), the Company has sent the Postal Ballot Notice dated February 26, 2025 on February 28, 2025 by email only to the members whose email ids were available with the Company / Registrar and Share Transfer Agent (RTA). The Postal Ballot Notice was sent to the members whose name(s) appeared on the Register of Members / list of Beneficial Owners as received from National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) as on cut-off date i.e., Friday, February 21, 2025.

VISHWANATHAN SREEDHARAN	Digitally signed by VISHWANATHAN SREEDHARAN Date: 2025.03.30 20:02:09 +05’30’

2.1	Particulars of votes cast through electronic means only have been entered in the register separately maintained for the purpose.

2.2	Since there was no voting by physical postal ballot form, the question of keeping them under my safe custody before commencing the scrutiny does not arise.

2.3	The votes cast through electronic means were unblocked on Sunday, March 30, 2025 at 05:03 P.M IST.

2.4	Votes cast through electronic means were scrutinized and the shareholding was matched / confirmed with the Register of Members of the Company / list of beneficiaries as on Friday, February 21, 2025.

2.5	Votes cast through electronic means up to 5:00 P.M IST of Sunday, March 30, 2025, being the last time and date fixed by the Company for voting through electronic means were considered for my scrutiny.

2.6

Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot form received after due date and up to the date of this report does not arise.

2.7	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot forms returned undelivered also does not arise.

2.8	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on finding of defaced or mutilated ballot paper too does not arise.

2	VISHWANATHAN SREEDHARAN	Digitally signed by VISHWANATHAN SREEDHARAN Date: 2025.03.30 20:02:18 +05'30'

3.	A summary of votes cast through electronic means is given in Annexure-I.

4.	I have emailed all the e-registers and records relating to e-voting for the safe custody to the Company Secretary.

5.	You may accordingly declare the result of e-voting done by the members of the Company on the special resolutions mentioned in the Postal Ballot Notice dated February 26, 2025.

Thanking you,

For V SREEDHARAN & ASSOCIATES

VISHWANATHAN SREEDHARAN	Digitally signed by VISHWANATHAN SREEDHARAN Date: 2025.03.30 20:02:30 +05'30'

(V. Sreedharan)

Partner

FCS 2347; CP No.833

Address: Plot No. 293, #201, 2nd Floor, 10th Main Road

3rd Block, Jayanagar, Bengaluru-560011

Date: March 30, 2025

Place: Bengaluru

UDIN: F002347F004181203

Peer Review Certificate Number: 5543/ 2024

3

Annexure I

Wipro Limited

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru—560035

Summary of votes cast through electronic means for the Special resolutions mentioned in the Postal Ballot Notice dated February 26, 2025

1.	Approval for the re-appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director of the Company – Special Resolution

	E-Voting
	No. of	No. of votes	% of total paid-up
	members	cast through	equity capital as
	voted	e-voting	on cut-off date
	through	system.	(i.e., 21/02/2025)
	e-voting	(Equity Shares	(10,47,15,15,550
Particulars	system	of Rs. 2/- each)	Equity Shares)

(a) Total e-votes received	6,127	9,39,08,39,647	89.68

(b) Less: Invalid e-votes (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	239	10,18,27,088	0.97

(c) Net valid e-votes (as per register)	5,888	9,28,90,12,559	88.71

(d) e-votes with assent for the Resolution as a percentage of net valid e-votes	5,528	9,24,45,50,130	99.52

(e) e-votes with dissent for the Resolution as a percentage of net valid e-votes	382	4,44,62,429	0.48

*	The total of row (d) and (e) for the column, No. of members voted through e-voting system is not equal to the row (c) for said column, as 22 members have voted both in favour and against.

4	VISHWANATHAN SREEDHARAN	Digitally signed by VISHWANATHAN SREEDHARAN Date: 2025.03.30 20:02:40 +05'30'

2.

Approval for migration of shares allocated for the restricted stock units under the Wipro Employee Restricted Stock Unit Plan 2005 and Wipro Employee Restricted Stock Unit Plan 2007 to the ADS Restricted Stock Unit Plan 2004 – Special Resolution

	E-Voting
	No. of	No. of votes	% of total paid-up
	members	cast through	equity capital as
	voted	e-voting	on cut-off date
	through	system.	(i.e., 21/02/2025)
	e-voting	(Equity Shares	(10,47,15,15,550
Particulars	system	of Rs. 2/- each)	Equity Shares)

(a) Total e-votes received	6,127	9,39,08,39,647	89.68

(b) Less: Invalid e-votes (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	295	37,77,85,533	3.61

(c) Net valid e-votes (as per register)	5,832	9,01,30,54,114	86.07

(d) e-votes with assent for the Resolution as a percentage of net valid e-votes	4,754	8,26,70,61,159	91.72

(e) e-votes with dissent for the Resolution as a percentage of net valid e-votes	1,101	74,59,92,955	8.28

*	The total of row (d) and (e) for the column, No. of members voted through e-voting system is not equal to the row (c) for said column, as 23 members have voted both in favour and against.

VISHWANATHAN SREEDHARAN	Digitally signed by VISHWANATHAN SREEDHARAN Date: 2025.03.30 20:02:52 +05'30'

5

3.

Approval for extension of benefits under the ADS Restricted Stock Unit Plan 2004 to the eligible employees of Wipro Limited group companies, including its subsidiaries and associate companies – Special Resolution

	E-Voting
	No. of	No. of votes	% of total paid-up
	members	cast through	equity capital as
	voted	e-voting	on cut-off date
	through	system.	(i.e., 21/02/2025)
	e-voting	(Equity Shares	(10,47,15,15,550
Particulars	system	of Rs. 2/- each)	Equity Shares)
(a) Total e-votes received	6,127	9,39,08,39,647	89.68
(b) Less: Invalid e-votes (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	282	37,77,78,284	3.61
(c) Net valid e-votes (as per register)	5,845	9,01,30,61,363	86.07
(d) e-votes with assent for the Resolution as a percentage of net valid e-votes	4,746	8,20,26,94,333	91.01
(e) e-votes with dissent for the Resolution as a percentage of net valid e-votes	1,126	81,03,67,030	8.99

*	The total of row (d) and (e) for the column, No. of members voted through e-voting system is not equal to the row (c) for said column, as 27 members have voted both in favour and against.

6	VISHWANATHAN SREEDHARAN	Digitally signed by VISHWANATHAN SREEDHARAN Date: 2025.03.30 20:03:03 +05'30'

WIPRO LIMITED

PROCEEDINGS OF THE RESOLUTIONS PASSED THROUGH POSTAL BALLOT BY REMOTE E-VOTING PROCESS BY MEMBERS OF THE COMPANY ON MARCH 30, 2025.

At its meeting held on February 26, 2025, the Board of Directors (“Board”) of the Company approved the proposal to conduct a Postal Ballot pursuant to Sections 108, 110 and other applicable provisions, if any, of the Companies Act 2013, Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020 and 09/2024 dated September 19, 2024 issued by the Ministry of Corporate Affairs (“MCA Circulars”), Secretarial Standard on General Meetings issued by The Institute of Company Secretaries of India (“SS-2”), Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), and pursuant to other applicable laws and regulations, to seek approval of the Members for the following special resolutions:

1.	Re-appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director on the Board of Wipro Limited (the “Company”); and

2.

Approval for migration of shares allocated for the restricted stock units under the Wipro Employee Restricted Stock Unit Plan 2005 and Wipro Employee Restricted Stock Unit Plan 2007 to the ADS Restricted Stock Unit Plan 2004; and

3.	Approval for extension of benefits under the ADS Restricted Stock Unit Plan 2004 to the eligible employees of Wipro Limited group companies, including its subsidiaries and associate companies

The Board appointed Mr. V. Sreedharan (FCS 2347; CP 833) or Mr. Pradeep B. Kulkarni (FCS 7260; CP 7835), Partners of V. Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizer for conducting the Postal Ballot only through the e-voting process in a fair and transparent manner. The e-voting facility to Members was provided through KFin Technologies Limited, the Registrar and Share Transfer Agent. The e-voting period commenced at 9 AM IST on Saturday March 1, 2025, and ended at 5 PM IST on Sunday, March 30, 2025. A newspaper advertisement as required under the Companies Act, 2013 was published in Business Standard - all editions and Kannada Prabha (regional newspaper - Kannada Language) newspapers on March 1, 2025.

The Scrutinizer submitted his report on postal ballot by remote e-voting process to the Chairman of the Company on March 30, 2025. Summary of the Scrutinizer’s Report is as under:

1.

As per General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021, 03/2022 dated May 05, 2022, 11/2022 dated December 28, 2022, 09/2023 dated September 25, 2023 and 09/2024 dated September 19, 2024 in relation to “Clarification on passing of ordinary and special resolutions by Companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by COVID - 19” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”), the Company has sent the Postal Ballot Notice dated February 26, 2025 on February 28, 2025 by email only to the members whose email ids were available with the Company / Registrar and Share Transfer Agent (RTA). The Postal Ballot Notice was sent to the members whose name(s) appeared on the Register of Members/list of Beneficial Owners as received from National Securities Depository Limited (NSDL)/Central Depository Services (India) Limited (CDSL) as on cut-off date i.e., Friday, February 21, 2025.

2.	Particulars of votes cast through electronic means only have been entered in the register separately maintained for this purpose.

3.	The votes cast through electronic means were unblocked on Sunday, March 30, 2025, at 5:03 PM IST.

4.	Votes cast through electronic means were scrutinized and the shareholding was matched/confirmed with the Register of Members of the Company/ list of beneficiaries as on Friday, February 21, 2025.

5.	Votes cast through electronic means up to 5:00 PM IST of Sunday, March 30, 2025, being the last time and date fixed by the Company for voting through electronic means were considered for my scrutiny.

6.

Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot form received after due date and up to the date of this report does not arise.

7.	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot forms returned undelivered also does not arise.

8.	Since the voting on Postal Ballot process was conducted only through e- voting, reporting on finding of defaced or mutilated ballot paper too does not arise.

Based on the analysis of valid votes, the Scrutinizer submitted his report dated March 30, 2025, to the Chairman of the Company.

The details of voting on the special resolutions as per the Scrutinizer’s report are as under:

1.	Approval for the re-appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director of the Company.

“RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, Schedule IV and any other applicable provisions of the Companies Act, 2013 (“Act”) read with the Rules made thereunder, and applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“SEBI Listing Regulations”) (including any statutory modification(s) or re-enactment thereof for the time being in force), the Articles of Association of the Company and pursuant to the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors for re-appointment, Mr. Deepak M. Satwalekar (DIN: 00009627), Independent Director of the Company, whose period of office is liable to expire on June 30, 2025, and who has submitted a declaration that he meets the criteria of independence under Section 149(6) of the Act and who is eligible for re-appointment for a second term under the provisions of the Act and rules made thereunder and Regulation 16(1)(b) of the SEBI Listing Regulations, and in respect of whom the Company has received a notice in writing from a member proposing his candidature for the office of Director pursuant to Section 160 of the Act, be and is hereby re-appointed as an Independent Director of the Company for a term of 5 years with effect from July 1, 2025 to June 30, 2030, not subject to retirement by rotation, upon such remuneration as detailed in the explanatory statement hereto and as may be determined by the Board of Directors of the Company from time to time within the overall limits under the Act.

RESOLVED FURTHER THAT pursuant to Regulation 17(1A) of the SEBI Listing Regulations, approval of the Members be and is hereby accorded to the continuation of directorship of Mr. Deepak M. Satwalekar, who has attained the age of 75 years, as an Independent Director of the Company.”

Result of voting through Postal Ballot by remote e-voting was as follows:

	E-Voting		% of total paid-up equity capital as on
	No. of member	No. of votes	cut-off date (i.e.,
	voted through	cast (Equity	21/02/2025)
	e-voting	Shares of Rs.	10,47,15,15,550
Particulars	system	2/- each)	Equity Shares)
e-votes with assent for the Resolution as a percentage of net valid shares polled	5,528	9,24,45,50,130	99.52
e-votes with dissent for the Resolution as a percentage of net valid shares polled	382	4,44,62,429	0.48

2.

Approval for migration of shares allocated for the restricted stock units under the Wipro Employee Restricted Stock Unit Plan 2005 and Wipro Employee Restricted Stock Unit Plan 2007 to the ADS Restricted Stock Unit Plan 2004

“RESOLVED THAT pursuant to Section 62(1)(b) and other applicable provisions, if any, of the Companies Act, 2013 (“Act”) read with the Rules notified thereunder, Regulation 3 and other applicable provisions of the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 read with all the circulars and notifications issued thereunder, as may be modified from time to time (“SEBI SBEB & SE Regulations”), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any amendments, modifications or re-enactments thereof for the time being in force) (“SEBI Listing Regulations”), the Foreign Exchange Management Act, 1999 and the relevant provisions of the Articles of Association of Wipro Limited (“Company”) and such other applicable rules, regulations, circulars, guidelines, notifications and clarifications issued by any/various other competent statutory/regulatory authority(ies) including any amendments, modifications or re-enactments thereof for the time being in force, subject to any applicable approval(s), consent(s), permission(s) and sanction(s) of any competent authority(ies) and also any condition(s) and modification(s) as may be prescribed or imposed by such authority(ies) while granting such approval(s), consent(s), permission(s) and sanction(s) that are or may become applicable (“Applicable Laws”), in accordance with the terms of the ADS Restricted Stock Unit Plan 2004 (“ADS Plan 2004”), Wipro Employee Restricted Stock Unit Plan 2005 (“RSU Plan 2005”) and Wipro Employee Restricted Stock Unit Plan 2007 (“RSU Plan 2007”), pursuant to the recommendation of the Nomination and Remuneration Committee (“NRC”) and the Board of Directors of the Company (“Board”), the Members of the Company hereby approve the following:

a.	23,000,000 (Twenty Three Million) shares allocated for the Restricted Stock Units (“RSUs”) under the RSU Plan 2005 be migrated to the ADS Plan 2004; and

b.	32,000,000 (Thirty Two Million) shares allocated for the RSUs under the RSU Plan 2007 be migrated to the ADS Plan 2004;

and that such shares be made available for utilization towards unexercised RSUs and future grants under the ADS Plan 2004 to employees of the Company and its group companies, including its subsidiaries and associate companies (present or future).

RESOLVED FURTHER THAT the equity shares allotted pursuant to the ADS Plan 2004 shall rank pari passu in all respects with the existing equity shares of the Company.

RESOLVED FURTHER THAT for the purpose of bringing into effect and implementing the ADS Plan 2004 and generally for giving effect to these resolutions, the Board and NRC be and are hereby severally authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with power to settle any issues, questions, difficulties or doubts that may arise in this regard at any stage, and to make variations or alterations in the ADS Plan 2004, to the extent permissible under applicable law and under SEBI SBEB & SE Regulations.”

Result of voting through Postal Ballot by remote e-voting was as follows:

	E-Voting		% of total paid-up equity capital as on
	No. of member	No. of votes	cut-off date (i.e.,
	voted through	cast (Equity	21/02/2025)
	e-voting	Shares of Rs.	10,47,15,15,550
Particulars	system	2/- each)	Equity Shares)
e-votes with assent for the Resolution as a percentage of net valid shares polled	4,754	8,26,70,61,159	91.72
e-votes with dissent for the Resolution as a percentage of net valid shares polled	1,101	74,59,92,955	8.28

3.	Approval for extension of benefits under the ADS Restricted Stock Unit Plan 2004 to the eligible employees of Wipro Limited group companies, including its subsidiaries and associate companies.

RESOLVED THAT pursuant to Section 62(1)(b) and other applicable provisions, if any, of the Companies Act, 2013 (“Act”) read with the Rules notified thereunder, Regulation 3 and other applicable provisions of the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 read with all the circulars and notifications issued thereunder, as may be modified from time to time (“SEBI SBEB & SE Regulations”), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any amendments, modifications or re-enactments thereof for the time being in force) (“SEBI Listing Regulations”), the Foreign Exchange Management Act, 1999 and the relevant provisions of the Articles of Association of Wipro Limited (“Company”) and such other applicable rules, regulations, circulars, guidelines, notifications and clarifications issued by any/various other competent statutory/regulatory authority(ies) including any amendments, modifications or re-enactments thereof for the time being in force, subject to any applicable approval(s), consent(s), permission(s) and sanction(s) of any competent authority(ies) and also any condition(s) and modification(s) as may be prescribed or imposed by such authority(ies) while granting such approval(s), consent(s), permission(s) and sanction(s) that are or may become applicable (“Applicable Laws”), in accordance with the terms of the ADS Restricted Stock Unit Plan 2004 (“ADS Plan 2004”), Wipro Employee Restricted Stock Unit Plan 2005 (“RSU Plan 2005”) and Wipro Employee Restricted Stock Unit Plan 2007 (“RSU Plan 2007”), and subject to any other approvals, consents, permissions and sanctions, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall include the Nomination and Remuneration Committee (“NRC”)), the Members of the Company hereby approve that the benefits under the ADS Plan 2004 be extended to the eligible employees of the Company’s group companies, including its subsidiaries and associate companies.

RESOLVED FURTHER THAT for the purpose of bringing into effect and implementing the ADS Plan 2004 and generally for giving effect to these resolutions, the Board and NRC be and are hereby severally authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with power to settle any issues, questions, difficulties or doubts that may arise in this regard at any stage, and to make variations or alterations in the ADS Plan 2004, to the extent permissible under applicable law and under SEBI SBEB & SE Regulations.” Result of voting through Postal Ballot by remote e-voting was as follows:

	E-Voting		% of total paid-up equity capital as on
	No. of member	No. of votes	cut-off date (i.e.,
	voted through	cast (Equity	21/02/2025)
	e-voting	Shares of Rs.	10,47,15,15,550
Particulars	system	2/- each)	Equity Shares)
e-votes with assent for the Resolution as a percentage of net valid shares polled	4,746	8,20,26,94,333	91.01
e-votes with dissent for the Resolution as a percentage of net valid shares polled	1,126	81,03,67,030	8.99

The Chairman noted the results of voting as stated above and it was declared and recorded that the special resolutions as set out in the Notice of Postal Ballot dated February 26, 2025 were duly passed by the Members on Sunday, March 30, 2025 with requisite majority.

Thanking You.

For Wipro Limited

M Sanaulla Khan

Company Secretary